Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Chuo Mitsui Trust Holdings, Inc.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated October 28, 2010

October 28th, 2010

To whom it may concern

Chuo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

Notice Regarding Convocation of the Extraordinary General Meeting of Shareholders

and Class Shareholders Meeting of Common Shareholders;

Partial Amendment to the Articles of Incorporation

As announced by the press release dated August 24, 2010, titled “Final Agreement on the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group” and the press release dated today, titled “Agreement on Composition of Directors and Corporate Auditors of Sumitomo Mitsui Trust Holdings, Inc. upon the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group,” Chuo Mitsui Trust Holdings, Inc. (the “Company”) and The Sumitomo Trust and Banking Co., Ltd. (“STB”) are planning to integrate their management (the “Management Integration”) through a statutory share exchange (the “Share Exchange”) on April 1, 2011, subject to the approval of the meetings of shareholders of both the Company and STB, and the approval of relevant authorities, and concurrently therewith, the Company is planning to change the composition of officers to 10 directors and 6 auditors, respectively, as well as making other changes including its trade name and location of head office. In light of the scheduled Management Integration, the Company is also planning to abolish the retirement allowances program for directors and auditors and to pay retirement compensation incidental to such abolishment.

The Company hereby announces that, at its meetings of the Board of Directors held today, it resolved to convene an extraordinary general meeting of shareholders to seek shareholders’ approval for the partial amendment to the Articles of Incorporation for the Share Exchange and the change of certain items including its trade name and location of head office, the election of directors and auditors and the payment of retirement compensation incidental to the abolishment of retirement allowance program for directors and auditors, and to convene a class shareholders meetings of common shareholders, together with the extraordinary general meeting of shareholders, for the resolution of certain proposals. The details are as follows:

1.	Date of the extraordinary general meeting of shareholders and the class shareholders meeting of common shareholders, and matters to be resolved thereat

(1)	Date of the extraordinary general meeting of shareholders and the class shareholders meeting of common shareholders

December 22, 2010 (Planned)

(2)	Matters to be resolved at the extraordinary general meeting of shareholders and the class shareholders’ meeting of common shareholders

(i)	Approval of the Share Exchange Agreement between the Company and The Sumitomo Trust and Banking Co., Ltd.

(ii)	Partial amendment to the Articles of Incorporation

(iii)	Election of 5 directors

(iv)	Election of 3 auditors

(v)	Payment of retirement compensation incidental to the abolishment of retirement allowance program for directors and auditors

(Proposals (i) to (v) are the proposals at the extraordinary general meeting of shareholders. Among such proposals, proposals (i) and (ii) double as proposals at the class shareholders meeting of common shareholders.)

2.	Purpose for, Details and Schedule of the Amendments to the Articles of Incorporation

(1)	Purpose for the Amendments to the Articles of Incorporation

After the proposal, “Approval of the Share Exchange Agreement between the Company and The Sumitomo Trust and Banking Co., Ltd.” is approved in its original form and after the Share Exchange Agreement is approved at (i) the extraordinary general meeting of shareholders of STB (ii) the class shareholders meeting of STB common shareholders and (iii) the class shareholders meeting of holders of the First Series of STB Class II Preferred Shares, scheduled to be held on December 22, 2010, a new trust bank group will be established on the effective date of the Share Exchange between the Company and STB. Upon the establishment of this new trust bank group, the Company will make the necessary changes to the Articles of Incorporation with respect to the following matters.

The resolution relating to the proposal will become effective at the time the Share Exchange becomes effective subject to the Share Exchange becoming effective.

(i)	Trade Name (Article 1 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will change the trade name to “Sumitomo Mitsui Trust Holdings, Inc.”

(ii)	Location of Head Office (Article 3 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will change the location of the head office to Chiyoda-ku, Tokyo.

(iii)	Method of Public Notice (Article 5 of the Amended Articles of Incorporation)

The Company will set forth the method of public notice if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, “by placing them in the Nihon Keizai Shimbun,” and will delete the wording that limits the publishing place.

(iv)	Total number of Shares Authorized to be Issued and Total number of Shares of Class Authorized to be Issued (Article 6 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will increase the total number of shares authorized to be issued and the total number of shares of each class authorized to be issued, and make other necessary changes to the Articles of Incorporation.

(v)	Provisions relating to Preferred Stock (Article 6, 12, 13, 14, 15, 18, 19, 20, 21 and 29 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will add provisions corresponding to the provisions of the Articles of Incorporation of STB relating to the Preferred Stock of STB, and make other necessary changes to the Articles of Incorporation.

(vi)	Deputy Chairman of the Board (Article 34 of the Amended Articles of Incorporation)

To clarify which Director will assist the Chairman of the Board, the Company will add the provision relating to the election of the Deputy Chairman(s) of the Board.

(vii)	Standing Auditors (Article 42 of the Amended Articles of Incorporation)

To develop the auditing system, the Company will add the provision relating to the election of the Standing Auditors.

(viii)	Other than above, the Company will make other necessary changes throughout the Articles of Incorporation, such as revising the number of the articles cited and moving down the number of the articles.

(2)	Details of the Amendments to the Articles of Incorporation

The details of the amendments are as follows:

(Underlined parts are to be amended.)

Current Articles of Incorporation	Proposed Amendment
Article 1 (Trade Name)	Article 1 (Trade Name)

The name of the Company shall be CHUO MITSUI TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written as Chuo Mitsui Trust Holdings, Inc., in English.	The name of the Company shall be MITSUI SUMITOMO TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written as Sumitomo Mitsui Trust Holdings, Inc., in English.

Article 2	Article 2

<Provisions omitted>	<No Changes>

Article 3 (Location of Head Office)	Article 3 (Location of Head Office)

The Company shall have its head office in Minato-ku, Tokyo.	The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4	Article 4

<Provisions omitted>	<No Changes>

Article 5 (Method of Public Notice)	Article 5 (Method of Public Notice)

Public notices given by the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be made by placing them in the Nihon Keizai Shimbun published in Tokyo.

Public notices given by the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be made by placing them in the Nihon Keizai Shimbun.

Article 6 (Total number of Shares Authorized to be Issued)	Article 6 (Total number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be four billion one hundred and ninety-three million three hundred and thirty-two thousand four hundred and thirty-six (4,193,332,436) shares, the detail of which shall be as set forth below.

The total number of shares authorized to be issued by the Company shall be nine billion and one hundred million (9,100,000,000) shares, and the total number of shares of each class authorized to be issued shall be as set forth below; provided, however, that (i) the total number of shares authorized to be issued with respect to the First through Fourth series of Class VII preferred stock (hereinafter collectively referred to as “Class VII Preferred Stock”) shall not exceed two hundred million (200,000,000) shares in total, (ii) the total number of shares authorized to be issued with respect to the First through Fourth series of Class VIII preferred stock (hereinafter collectively referred to as “Class VIII Preferred Stock”) shall not exceed one hundred million (100,000,000) shares in total, and (iii) the total number of shares authorized to be issued with respect to the First through Fourth series of Class IX preferred stock (hereinafter collectively referred to as “Class IX Preferred Stock”) shall not exceed one hundred million (100,000,000) shares in total (hereinafter, Class V preferred stock, Class VI preferred stock, Class VII Preferred Stock, Class VIII Preferred Stock and Class IX Preferred Stock shall collectively be referred to as “Preferred Stock”).

Current Articles of Incorporation	Proposed Amendment
Common stock: 4,068,332,436 shares	Common stock: 8,500,000,000 shares

Class V preferred stock: 62,500,000 shares	Class V preferred stock: 100,000,000 shares

Class VI preferred stock: 62,500,000 shares	Class VI preferred stock: 100,000,000 shares

First series of Class VII preferred stock: 200,000,000 shares

Second series of Class VII preferred stock: 200,000,000 shares

Third series of Class VII preferred stock: 200,000,000 shares

Fourth series of Class VII preferred stock: 200,000,000 shares

First series of Class VIII preferred stock: 100,000,000 shares

Second series of Class VIII preferred stock: 100,000,000 shares

Third series of Class VIII preferred stock: 100,000,000 shares

Fourth series of Class VIII preferred stock: 100,000,000 shares

First series of Class IX preferred stock: 100,000,000 shares

Second series of Class IX preferred stock: 100,000,000 shares

Third series of Class IX preferred stock: 100,000,000 shares

Fourth series of Class IX preferred stock: 100,000,000 shares

Current Articles of Incorporation	Proposed Amendment
Article 7-Article 11	Article 7-Article 11

<Provisions omitted>	<No Changes>

Article 12 (Preferred Dividends)	Article 12 (Preferred Dividends)

1.     In the case of payment of dividends from surplus as provided for in Article 49, Paragraph 1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the “Preferred Shareholders”) or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of shares of common stock (hereinafter referred to as the “Common Shareholders”) or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) cash dividends from surplus in an amount as provided below (hereinafter referred to as the “Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends as provided for in the next Article or preferred dividends paid from surplus as provided for in Article 49, Paragraph 2 have been paid at the record date belonging to the fiscal year which includes the dividend record date, the amount so paid shall be subtracted from the Preferred Dividends:

1.     In the case of payment of dividends from surplus as provided for in Article 52, Paragraph 1 hereof, the Company shall pay to the holders of shares of Preferred Stock (hereinafter referred to as the “Preferred Shareholders”) or registered stock pledgees with respect to shares of Preferred Stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of shares of common stock (hereinafter referred to as the “Common Shareholders”) or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) cash dividends from surplus in an amount as provided below (hereinafter referred to as the “Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends as provided for in the next Article or all or part of the Extraordinary Preferred Dividends as provided for in Article 14 have been paid at the record date belonging to the fiscal year which includes the dividend record date, the amount so paid shall be subtracted from the Preferred Dividends:

Class V preferred stock: For each share of Class V preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.). The maximum subscription price for each share of Class V preferred stock shall be JPY 1,600.	Class V preferred stock: For each share of Class V preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.).

Current Articles of Incorporation	Proposed Amendment
Class VI preferred stock: For each share of Class VI preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate, or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum, and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.). The maximum subscription price for each share of Class VI preferred stock shall be JPY 1,600.	Class VI preferred stock: For each share of Class VI preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate, or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum, and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.).

First series of Class VII preferred stock: For each share of the First series of Class VII preferred stock, 42 yen and 30 sen per annum.

Second through Fourth series of Class VII preferred stock: For each share of the Second through Fourth series of Class VII preferred stock, the amount to be determined by a resolution of the Board of Directors prior to the issuance, up to one hundred and fifty (150) yen per annum.

Each series of Class VIII Preferred Stock: For each share of each series of Class VIII Preferred Stock, the amount to be determined by a resolution of the Board of Directors prior to the issuance, up to one hundred (100) yen per annum.

Each series of Class IX Preferred Stock: For each share of each series of Class IX Preferred Stock, the amount to be determined by a resolution of the Board of Directors prior to the issuance, up to one hundred (100) yen per annum.

Current Articles of Incorporation	Proposed Amendment

2.     If the amount of dividends from surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

2.     If the amount of dividends from surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Company shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	3. The Company shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

Article 13 (Preferred Interim Dividends)	Article 13 (Preferred Interim Dividends)

In the case of payment of interim dividends as provided for in Article 50 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, one-half of the amount of the Preferred Dividends (hereinafter referred to as the “Preferred Interim Dividends”); provided, however, that if preferred dividends paid from surplus as provided for in Article 49, Paragraph 2 have been paid prior to the record date for the interim dividend, to the Preferred Shareholders of record as of the record date belonging to the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends.

In the case of payment of interim dividends as provided for in Article 53 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, cash dividends in an amount as provided below (hereinafter referred to as the “Preferred Interim Dividends”); provided, however, that if all or part of the Extraordinary Preferred Dividends provided for in the next Article have been paid prior to the record date for the interim dividend, to the Preferred Shareholders of record as of the record date belonging to the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends.

Class V preferred stock, Class VI preferred stock, Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock:

For each share of Class V preferred stock, Class VI preferred stock, the Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock, the amount determined under the method prescribed by a resolution of the Board of Directors prior to the issuance, up to one half of the amount of the Preferred Dividends.

First series of Class VII preferred stock:

For each share of the First series of Class VII preferred stock, 21 yen and 15 sen per annum

Current Articles of Incorporation	Proposed Amendment
(New Provision)	Article 14 (Extraordinary Preferred Dividends)

In the case of payments of dividends from surplus as provided for in Article 52, Paragraph 2 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, cash dividends in an amount as provided below (hereinafter referred to as the “ Extraordinary Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends or all or part of other Extraordinary Preferred Dividends have been paid prior to the record date for the dividend (hereinafter referred to as the “Record Date for the Extraordinary Dividends”), to the Preferred Shareholders of record as of the record date belonging to the same fiscal year, the amount so paid shall be subtracted from such Extraordinary Preferred Dividends.

Class V preferred stock, Class VI preferred stock, Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock:

For each share of Class V preferred stock, Class VI preferred stock, the Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock, the amount determined under the method prescribed by a resolution of the Board of Directors prior to the issuance, up to the amount of the Preferred Dividends.

Current Articles of Incorporation	Proposed Amendment
First series of Class VII preferred stock:

For each share of the First series of Class VII preferred stock, the amount corresponding to the accrued period (which is obtained by multiplying (i) (a) the number of days included in the period commencing on and including the first day of the fiscal year that includes the Record Date for the Extraordinary Preferred Dividends and ending on and including the Record Date for the Extraordinary Preferred Dividends, divided by (b) 365, by (ii) the amount of the Preferred Dividends (calculations for an amount less than one (1) yen shall be made to the third (3rd) decimal place and shall be rounded off to two (2) decimal places)).

Article 14 (Distribution of Residual Assets)	Article 15 (Distribution of Residual Assets)

1.      In the case of distribution of residual assets, the Company shall pay the following amounts to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees;

1.      In the case of distribution of residual assets, the Company shall pay one thousand (1,000) yen for each share of each class of Preferred Stock to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees.

Class V preferred stock: For each share of Class V preferred stock, the amount obtained by multiplying the subscription price by the rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the maximum rate shall be one hundred and twenty percent (120%) and the minimum rate shall be eighty percent (80%).

Class VI preferred stock: For each share of Class VI preferred stock, the amount obtained by multiplying the subscription price by the rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the maximum rate shall be one hundred and twenty percent (120%) and the minimum rate shall be eighty percent (80%).

Current Articles of Incorporation	Proposed Amendment
2. Other than a distribution provided for in the preceding Paragraph, no liquidation distribution of residual assets shall be made to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	2. Other than a distribution provided for in the preceding Paragraph, no liquidation distribution of residual assets shall be made to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

Article 15 - Article 16	Article 16 - Article 17
<Provisions omitted>	<No Changes>
(New Provision)	Article 18 (Right to Request Acquisition in Exchange for Common Stock)

1.      Any Preferred Shareholder of any series of Class VIII Preferred Stock or any series of Class IX Preferred Stock may request acquisition of such Preferred Stock during the period in which such Preferred Shareholder is entitled to request such acquisition, as determined by a resolution of the Board of Directors adopted prior to the issuance of such Preferred Stock, in exchange for Common Stock of the Company in the number calculated by the formula designated by such resolution of the Board of Directors.

2.      In the calculation of the number of shares of common stock provided for in the preceding paragraph, if any number less than one (1) share is yielded, such fraction shall be handled by the method provided for in Article 167, Paragraph 3 of the Company Law of Japan.

Article 17 (Provisions for Acquisition)	Article 19 (Provisions for Acquisition in Exchange for Cash)

In respect of the Class V preferred stock and the Class VI preferred stock, the Company may, on or after such day as shall be separately determined by the Board of Directors, acquire all or part of such preferred stock in exchange for an amount of cash as deemed appropriate considering the prevailing market conditions and the amount of liquidation distributions of residual assets pertaining to such preferred stock, etc., as determined by a resolution of the Board of Directors by the time of first issuance of the shares of such preferred stock.

1.      In respect of Class V preferred stock, Class VI preferred stock, the Second through Fourth series of Class VII preferred stock and each series of Class VIII Preferred Stock, the Company may, on or after such day as shall be separately determined by the Board of Directors, acquire all or part of such preferred stock in exchange for an amount of cash as deemed appropriate considering the prevailing market conditions and the amount of liquidation distributions of residual assets pertaining to such preferred stock, etc., as determined by a resolution of the Board of Directors by the time of first issuance of the shares of such preferred stock.

Current Articles of Incorporation	Proposed Amendment

2.      In respect of the First series of Class VII preferred stock, the Company may, on the day separately provided by the Board of Directors, which is on or after October 1, 2014 (hereinafter referred to as the “Acquisition Date”), acquire all or part of the shares of the Preferred Stock in exchange for cash in the amount obtained by adding one thousand (1,000) yen per share to the amount equivalent to the accrued dividend from surplus (which is obtained by multiplying (i) (a) the number of days included in the period commencing on and including the first day of the fiscal year that includes the Acquisition Date and ending on and including the day immediately preceding the Acquisition Date, divided by (b) 365, by (ii) the amount of the Preferred Dividends (calculations for an amount less than one (1) yen shall be made to the third (3rd) decimal place and shall be rounded off to two (2) decimal places)); provided, however, that, if all or part of the Preferred Interim Dividends or all or part of the Extraordinary Preferred Dividends have been paid during the fiscal year, to holders of the First series of Class VII preferred stock of record as of the record date that is on or prior to the day immediately preceding the Acquisition Date, the amount so paid shall be subtracted from the amount of accrued dividend from surplus.

In the event that a part of the shares of such preferred stock is acquired, the shares of preferred stock to be acquired shall be decided by lottery or by proportional allotment.

3.      In the event that a part of the shares of each class of Preferred Stock is acquired in accordance with the preceding two (2) Paragraphs, the shares of Preferred Stock to be acquired shall be decided by lottery or by proportional allotment.

(New Provision)	Article 20 (Provisions for Acquisition in Exchange for Common Stock)

Current Articles of Incorporation	Proposed Amendment

1.      The Company shall mandatorily acquire any share of any series of Class VIII Preferred Stock or any series of Class IX Preferred Stock for which no request for acquisition is made during the period in which the holders of such preferred stock is entitled to request an acquisition, on the day immediately following the last day of such period, in exchange for common stock in the number as is obtained by dividing an amount equivalent to the subscription price per each share of the relevant series of Preferred Stock by the average daily closing price (including closing bids or offered prices (kehai-hyouji)) of common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding a trading day or days on which no closing price, closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second (2nd) decimal place denominated in yen and shall be rounded up to one (1) decimal place. If the relevant average price is less than the amount determined by a resolution of the Board of Directors prior to the issuance of the relevant series of Preferred Stock, the relevant series of Preferred Stock shall be acquired in exchange for common stock in the number as is obtained by dividing an amount equivalent to the subscription price per each share of the relevant series of Preferred Stock by an amount so determined by such resolution of the Board of Directors.

2.      In the calculation of the number of common stock provided for in the preceding paragraph, if any number less than one (1) share is yielded, such fraction shall be handled by the method provided for in Article 234 of the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment
Article 18 (Order of Priority)	Article 21 (Order of Priority)

All classes of preferred stock issued by the Company shall rank pari passu with each other with respect to the payment of the Preferred Dividends, the Preferred Interim Dividends, the Dividends of Surplus pursuant to Article 49, Paragraph 2 thereof, and residual assets.

All classes of preferred stock issued by the Company shall rank pari passu with each other with respect to the payment of the Preferred Dividends, the Preferred Interim Dividends, the Extraordinary Preferred Dividends and residual assets.

Article 19 - Article 25	Article 22 - Article 28

<Provisions omitted>	<No Changes>

Article 26 (Class Shareholders Meetings)	Article 29 (Class Shareholders Meetings)

The provisions of Article 19, Paragraph 2, and Articles 21, 23 and 24 and previous Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	The provisions of Article 22, Paragraph 2, and Articles 24, 25, 26, 27 and previous Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 27 - Article 30	Article 30 - Article 33

<Provisions omitted>	<No Changes>

Article 31 (Chairman of the Board, President, Deputy President, Senior Managing Director and Managing Director)	Article 34 (Chairman of the Board, Deputy Chairman of the Board, President, Deputy President, Senior Managing Director and Managing Director)

The Board of Directors shall, by its resolution, elect one (1) President from among the Representative Director(s), and, in addition, may elect one (1) Chairman of the Board, one (1) or more Deputy President(s), Senior Managing Director(s) and Managing Director(s) from among the Directors, in case the need arises.

The Board of Directors shall, by its resolution, elect one (1) President from among the Representative Director(s), and, in addition, may elect one (1) Chairman of the Board, one (1) or more Deputy Chairman(s) of the Board, Deputy President(s), Senior Managing Director(s) and Managing Director(s) from among the Directors, in case the need arises.

(1) The Chairman of the Board shall supervise the Board of Directors.	(1) The Chairman of the Board shall supervise the Board of Directors.

(New Provision)	(2) The Deputy Chairman of the Board shall assist the Chairman of the Board.

(2) The President shall execute the business of the Company in accordance with the resolutions of the Board of Directors.	(3) The President shall execute the business of the Company in accordance with the resolutions of the Board of Directors.

Current Articles of Incorporation	Proposed Amendment

(3) The Deputy President(s) shall assist the President to execute the business of the Company and shall act in his/her place in accordance with the order previously determined, in case the President is unable to act.

(4) The Deputy President(s) shall assist the President to execute the business of the Company and shall act in his/her place in accordance with the order previously determined in advance by the Board of Directors, in case the President is unable to act.

(4) The Senior Managing Director(s) shall assist the President and the Deputy President(s) to execute the business of the Company and shall act in their place in the order previously determined, in case all of the President and the Deputy President(s) are unable to act.

(5) The Senior Managing Director(s) shall assist the President and the Deputy President(s) to execute the business of the Company and shall act in their place in the order previously determined in advance by the Board of Directors, in case all of the President and the Deputy President(s) are unable to act.

(5) The Managing Director(s) shall assist the President, the Deputy President(s) and the Senior Managing Director(s) to execute the business of the Company and shall act in their place in the order previously determined, in case the President, the Deputy President(s) and the Senior Managing Director(s) are all unable to act.

(6) The Managing Director(s) shall assist the President, the Deputy President(s) and the Senior Managing Director(s) to execute the business of the Company and shall act in their place in the order previously determined in advance by the Board of Directors, in case the President, the Deputy President(s) and the Senior Managing Director(s) are all unable to act.

Article 32 (Convocation of Meetings of the Board of Directors)	Article 35 (Convocation of Meetings of the Board of Directors)

1. Meetings of the Board of Directors shall be convened and presided over by the Chairman of the Board.	1. Meetings of the Board of Directors shall be convened and presided over by the Chairman of the Board.

2.      In the event that the Chairman of the Board has not been elected or in case the Chairman of the Board is unable to act, the President, the Deputy President(s), the Senior Managing Director(s), the Managing director(s) or the Directors shall act in his/her place in accordance with the order previously determined.

2.      In the event that the Chairman of the Board has not been elected or in case the Chairman of the Board is unable to act, another Directors shall act in his/her place in accordance with the order previously determined in advance by the Board of Directors.

3.      Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Auditor not later than three (3) days prior to the date of the meeting; provided, however, that in the case of an emergency, such period of notice may be shortened.

3.      Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Auditor not later than three (3) days prior to the date of the meeting; provided, however, that in the case of an emergency, such period of notice may be shortened.

Current Articles of Incorporation	Proposed Amendment
4. Meetings of the Board of Directors may be held without taking the procedures of convocation with the consent of all Directors and Auditors.	4. Meetings of the Board of Directors may be held without taking the procedures of convocation with the consent of all Directors and Auditors.

Article 33 - Article 38	Article 36 - Article 41

<Provisions omitted>	<No Changes>

Article 39 (Full-time Auditors)	Article 42 (Full-time Auditors and Standing Auditors)

The Board of Auditors shall, by its resolution, elect full-time Auditor(s) from among the Auditors.	1. The Board of Auditors shall, by its resolution, elect full-time Auditor(s) from among the Auditors.

2. The Board of Auditors may, by its resolution, elect one (1) or more Standing Auditors.

Article 40 - Article 51	Article 43 - Article 54

<Provisions omitted>	<No Changes>

(3)	Schedule of amendment to the Articles of Incorporation

Date of meetings of shareholders for amendment to the Articles of Incorporation:

December 22, 2010 (Planned)

Effective date of the amendment to the Articles of Incorporation:

April 1, 2011 (Planned)

(End of document)

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at http://www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.